Filed pursuant to Rule 433

Registration No. 333-209852

Final Term Sheet

Issuer:	Province of Ontario

Existing Long-Term Issuer Ratings[1]:	S&P: A+; Moody’s: Aa3; Fitch: AA- (Neg); DBRS: AA (low)

Title:	2.550% Bonds due April 25, 2022

Aggregate Principal Amount:	US$1,750,000,000

Denominations:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Trade Date:	April 17, 2019

Issue Date (Settlement Date):	April 25, 2019 (T+5)

Maturity Date:	April 25, 2022

Interest Payment Dates:	April 25 and October 25 of each year, commencing October 25, 2019. Interest will accrue from April 25, 2019.

Spread to Treasury:	+ 22 basis points

Spread to Mid-Swaps:	+ 15 basis points

Benchmark Treasury:	UST 2.250% due April 15, 2022

Treasury Spot/Yield:	$99-20 3⁄4 / 2.372%

Yield to Maturity:	2.592% semi annual

Interest Rate:	2.550%

Public Offering Price:	99.880% plus accrued interest from April 25, 2019 if settlement occurs after that date

Day Count Convention:	30/360

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters:

Barclays Bank PLC

Citigroup Global Markets Limited

Goldman Sachs International

TD Securities (USA) LLC

BMO Capital Markets Corp.

CIBC World Markets Corp.

National Bank of Canada Financial Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Prospectus and Prospectus Supplement:	Prospectus dated as of April 11, 2016, and Preliminary Prospectus Supplement dated as of April 17, 2019.

https://www.sec.gov/Archives/edgar/data/74615/000119312519108560/d632438d424b2.htm

MiFID II Product Governance:	Professional & Eligible Counterparties target market

CUSIP# / ISIN#:	68323A FE9 / US68323AFE91

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Professional Segment of the Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis.

Settlement:	We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next two succeeding business days should consult their own adviser.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, Citigroup Global Markets Limited at 1-800-831-9146, Goldman Sachs International at 1-866-471-2526, or TD Securities (USA) LLC at 1-800-263-5292.

United Kingdom Legend:	This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legend:

If and to the extent that this announcement is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State, this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors as defined in the Prospectus Directive and must not be acted upon by other persons in that Member State.

This document, the prospectus supplement and the base prospectus has been prepared on the basis that any offer of Bonds in any member state (the “Member States” and each, a “Member State”) of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce or publish a prospectus for offers of Bonds. Accordingly, any person making or intending to make any offer within a Member State of the Bonds which are the subject of an offering contemplated in this Prospectus Supplement may only do so to legal entities which is a qualified investor as defined in the Prospectus Directive, provided that no such offer of Bonds shall require the Province or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Bonds to the public” in relation to any Bonds in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State.

Swiss Legend:	The prospectus dated as of April 11, 2016 and the preliminary prospectus supplement dated as of April 17, 2019 and this notice do not constitute a public offering prospectus. The prospectus dated as of April 11, 2016, the preliminary prospectus supplement dated as of April 17, 2019, this notice and any other offering or marketing material relating to the Bonds may not be issued, circulated or distributed or otherwise made publicly available in or from Switzerland and are not intended as an offer or solicitation with respect to the purchase or sale of the Bonds by the public. “Public” shall have the meaning as per articles 652a and 1156 of the Swiss Code of Obligations.

OTHER:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.